September 20, 2010

VIA EDGAR

Jessica Plowgian, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D. C. 20549

Re:	Koss Corporation
Amendment No. 1 to Form 10-K for the year ended June 30, 2009
Amendment No. 1 to Form 10-Q for the fiscal period ended September 30, 2009
Amendment No. 1 to Form 10-Q for the fiscal period ended December 31, 2009
Amendment No. 1 to Form 10-Q for the fiscal period ended March 31, 2010
Filed June 30, 2010
File No. 0-03295

Dear Ms. Plowgian:

Set forth below are Koss Corporation’s (the “Company”) responses to the comments in your September 13, 2010 letter.  For your convenience, we have set out each of the comments set forth in the letter and follow each comment with the response of the Company.

Form 10-K for the Year Ended June 30, 2009

Explanatory Note

1.  Comment:         We note your response to comment one from our letter dated August 16, 2010.  Please confirm that this disclosure will be reflected in your future filings.

Response:     The Company confirms that this disclosure is reflected in the “Explanatory Note” to the Form 10-K for the year ended June 30, 2010 filed on September 20, 2010 (the “2010 Form 10-K”).

Item 4. Controls and Procedures

2.  Comment:         We note your response to comment six from our letter dated August 16, 2010, including your statement that management believes your internal control over financial reporting is now effective.  Please tell us whether management believes that the deficiencies in your disclosure controls and procedures have been corrected.

Response:       The Company recently implemented the remedial measures described in “Item 9A.  Controls and Procedures - Changes in Internal Controls” in the 2010 Form 10-K, in response to the previously disclosed unauthorized transactions. Although the Company’s management believes that these remedial measures have addressed the weaknesses in the Company’s disclosure controls and procedures, the Company must allow a sufficient amount of time to elapse to permit testing of these controls in order to confirm their effectiveness.  Subject to this testing and confirmation process, management believes that the Company’s disclosure controls and procedures will be deemed effective.

The Company acknowledges that:

•              the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•              staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•              the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at (414) 964-5000.

Very truly yours,

/s/ David D. Smith

David D. Smith
Chief Financial Officer

cc:	Mr. Michael Koss, Koss Corporation
Mr. John Garda, K&L Gates LLP
Mr. Alan Berkeley, K&L Gates LLP